LEGG MASON PARTNERS VARIABLE EQUITY TRUST
LEGG MASON PARTNERS VARIABLE APPRECIATION
PORTFOLIO

Sub-Item 77i

Prior to April 30, 2007, Legg Mason Partners
Variable Appreciation Portfolio offered one non-designated class of shares. Effective as of April 30, 2007, the non-designated class of shares is re-designated "Class I" shares.